UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2

(Amendment No. 3)*

Borqs Technologies, Inc. (f/k/a Pacific Special Acquisition Corp.)

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G68588105

(CUSIP Number)

August 18, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G68588105	13G
1	NAMES OF REPORTING PERSONS Woodland Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G68588105	13G
1	NAMES OF REPORTING PERSONS Barry Rubenstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. G68588105	13G
1	NAMES OF REPORTING PERSONS Marilyn Rubenstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. G68588105	13G
1	NAMES OF REPORTING PERSONS Woodland Venture Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G68588105	13G
1	NAMES OF REPORTING PERSONS Woodland Services Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1.

(a)	Name of Issuer:

Borqs Technologies, Inc. (f/k/a Pacific Special Acquisition Corp.)

(b)	Address of Issuer’s Principal Executive Offices:

855 Pudong South Rund
The World Plaza, 27th Floor
Pudong, Shanghai, F4 China 200120

Item 2.

1.	(a)	Name of Person Filing:	Woodland Partners
	(b)	Address of Principal Business Office, or, if None, Residence:
68 Wheatley Road
Brookville, New York 11545
	(c)	Place of Organization:	New York
	(d)	Title of Class of Securities:	Ordinary Shares, no par value
	(e)	CUSIP Number:	G68588105

2.	(a)	Name of Person Filing:	Barry Rubenstein
	(b)	Address of Principal Business Office, or, if None, Residence:
68 Wheatley Road
Brookville, New York 11545
	(c)	Citizenship:	United States
	(d)	Title of Class of Securities:	Ordinary Shares, no par value
	(e)	CUSIP Number:	G68588105

3.	(a)	Name of Person Filing:	Marilyn Rubenstein
	(b)	Address of Principal Business Office, or, if None, Residence:
68 Wheatley Road
Brookville, New York 11545
	(c)	Citizenship:	United States
	(d)	Title of Class of Securities:	Ordinary Shares, no par value
	(e)	CUSIP Number:	G68588105

4.	Name of Person Filing:		Woodland Venture Fund
	(b)	Address of Principal Business Office, or, if None, Residence:
68 Wheatley Road
Brookville, New York 11545
	(c)	Place of Organization:	New York
	(d)	Title of Class of Securities:	Ordinary Shares, no par value
	(e)	CUSIP Number:	G68588105

5.	Name of Person Filing:		Woodland Services Corp.
	(b)	Address of Principal Business Office, or, if None, Residence:
68 Wheatley Road
Brookville, New York 11545
	(c)	Place of Organization:	New York
	(d)	Title of Class of Securities:	Ordinary Shares, no par value
	(e)	CUSIP Number:	G68588105

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c).
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐	A non-U.S. institution in accordance with §240.13d-(b)(1)(ii)(J).

	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing is a non-U.S. institution in accordance with §240.13d-(b)(1)(ii)(J) please specify the type of institution.

Item 4.	Ownership.

1.	Woodland Partners:
	(a)	Amount beneficially owned: 0 shares.
	(b)	Percent of class: 0%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 0 shares.
		(ii)	Shared power to vote or to direct the vote: 0 shares.
		(iii)	Sole power to dispose or to direct the disposition of: 0 shares.
		(iv)	Shared power to dispose or to direct the disposition of: 0 shares.

2.	Barry Rubenstein:
	(a)	Amount beneficially owned: 0 shares. Barry Rubenstein is a general partner of Woodland Partners and Woodland Venture Fund, and an officer and director of Woodland Services Corp. Mr. Rubenstein is the husband of Marilyn Rubenstein.
	(b)	Percent of class: 0%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 0 shares.
		(ii)	Shared power to vote or to direct the vote: 0 shares.
		(iii)	Sole power to dispose or to direct the disposition of: 0 shares.
		(iv)	Shared power to dispose or to direct the disposition of: 0 shares.

3.	Marilyn Rubenstein:
	(a)	Amount beneficially owned: 0 shares. Marilyn Rubenstein is a general partner of Woodland Partners and an officer of Woodland Services Corp. Marilyn Rubenstein is the wife of Barry Rubenstein.
	(b)	Percent of class: 0%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 0 shares.
		(ii)	Shared power to vote or to direct the vote: 0 shares.
		(iii)	Sole power to dispose or to direct the disposition of: 0 shares.
		(iv)	Shared power to dispose or to direct the disposition of: 0 shares.

4.	Woodland Venture Fund:
	(a)	Amount beneficially owned: 0 shares.
	(b)	Percent of class: 0%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 0 shares.
		(ii)	Shared power to vote or to direct the vote: 0 shares.
		(iii)	Sole power to dispose or to direct the disposition of: 0 shares.
		(v)	Shared power to dispose or to direct the disposition of: 0 shares.

5.	Woodland Services Corp.:
	(b)	Amount beneficially owned: 0 shares. Woodland Services Corp. is a general partner of Woodland Venture Fund.
	(b)	Percent of class: 0%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 0 shares.
		(ii)	Shared power to vote or to direct the vote: 0 shares.
		(iii)	Sole power to dispose or to direct the disposition of: 0 shares.
		(vi)	Shared power to dispose or to direct the disposition of: 0 shares.

Exhibit I, a Joint Filing Agreement, was previously filed with Amendment No. 1 to Schedule 13G, dated October 27, 2015.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Instruction:	Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Persons.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below each party certifies that, to the best of his/her/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2017

WOODLAND PARTNERS

By:	/s/ Barry Rubenstein
Barry Rubenstein, a General Partner

/s/ Barry Rubenstein
Barry Rubenstein

/s/ Marilyn Rubenstein
Marilyn Rubenstein

WOODLAND VENTURE FUND

By:	/s/ Barry Rubenstein
Barry Rubenstein, a General Partner

WOODLAND SERVICES CORP.

By:	/s/ Barry Rubenstein
Barry Rubenstein, President

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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